Mail Stop 4561

January 16, 2008

Michael E. Martin
Chief Executive Officer
BPW Acquisition Corp.
750 Washington Blvd.
Stamford, CT 06901

 Re: BPW Acquisition Corp.
  Amendment No. 1 to Registration Statement on Form S-1
  Filed December 21, 2007
  File No. 333-147439

Dear Mr. Martin:

 In a letter dated January 10, 2008, we issued you comments on your amended registration statement. After further review of your filing, we are issuing the following additional comments.

Form S-1/A

General

1. We note your response to comment 5 of our letter dated December 13, 2007 and the corresponding revisions to the relevant sections of your prospectus. Please tell us why you believe that the existence of the agreements with respect to limit orders, and the limit orders themselves, will not violate Regulation M under the Exchange Act with respect to the initial distribution. See Key Hospitality Acquisition Corp. (pub. avail. October 12, 2005), in which the staff took a no-action position with respect to warrant purchase agreements similar to the agreements of your sponsors to purchase common stock. We note that the agreements at issue in Key Hospitality related to the purchase of derivative securities in the aftermarket, while the agreements of your sponsors do not.

2. Please tell us how you intend to satisfy the price and volume conditions of Rule 10b-18(b) with respect to purchases of common stock pursuant to the limit orders, given that your limit orders apparently require your sponsors to purchase all shares that are offered at or below a price equal to the per share amount held in your trust account.

3. In your response to comment 5 of our letter dated December 13, 2007, you state that, if the Company is issuing securities to the target stockholders in connection with the initial business combination, purchases of common stock pursuant to the limit orders must cease at the mailing of a proxy statement to the target stockholders. Please confirm that, in that case, purchases would actually cease at the end of the Buyback Period, which would appear to be earlier than the mailing of the proxy statement.

4. With regard to your revised disclosure in the fourth full paragraph on the cover page, please describe to us, and disclose elsewhere in the prospectus, all circumstances in which the Buyback Period will terminate earlier than the business day immediately preceding the record date for the meeting of stockholders at which the initial business combination is to be approved.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (212) 872-1002</u>
       Mark Zvonkovic
       Akin Gump Strauss Hauer & Feld LLP
       Telephone: (212) 872-1000